May 29, 2015

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention:

John Reynolds

Assistant Director

Dear Sirs:

Re:

Focus Ventures Ltd.

Amendment No. 3 to Registration Statement on Form 20-F

Filed May 15, 2015

File No. 000-55349

Further to our letter of May 26, 2015 and subsequent telephone conversation with Ruairi Regan, we confirm that we have filed on EDGAR the Amendment No. 4 to the Registration Statement (the “Amendment”) of Focus Ventures Ltd. (the “Company”).  The Amendment reflects revisions to Item 7.A, Major Shareholders, as set out in our May 26 letter.

In addition, we acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you require anything further.

Yours truly,

FOCUS VENTURES LTD.

Per:

    /s/ David Cass

David Cass, President